Filed by Albertsons Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.:  001-05742

The following is a transcript of a video made available by Albertsons Companies, Inc. on February 20, 2018:

Narrator: A lot goes in to keeping me and my family healthy.  Our diet and fitness, our health care provider, our medications, even the products we use in our home are all connected. Soon, for the first time, the people that provide us those things will be connected too.

Two of our most trusted and favorite companies are joining forces to create a network of food, health and wellness that will save us time and money, and improve my family’s wellbeing.

Albertsons is our favorite local supermarket. Their stores are full of fresh products, their service is friendly—they get me in and out, and they provide an enormous selection of my family’s favorite premium, prepared, local, and organic foods. And with over 2,300 stores around the US, they are truly right around the corner.

Rite Aid has always been my go-to pharmacy. They fill over 220 million prescriptions per year—as well as providing vitamins, supplements and a host of helpful household products—with the help of their friendly pharmacists, pharmacy team and Wellness Ambassadors.

These two companies have a vision for the future to meet my family’s food, health, and wellness needs when, where, and how we want to shop.

Soon, I’ll no longer have to spend the afternoon driving around from the clinic to the pharmacist to the supermarket—it will all be in one place.

For those days when it’s all I can do to just make it out the door, I can get my medical advice on the go with clinical video conferencing right on my phone. And with same day delivery, my prescriptions and groceries will be right there when I want them to be.

And with help from the expert chefs at Plated, I can even pick a great meal kit that fits my family’s needs, saving me even more time and making fresh cooking fun and easy.

Together, there will be Albertsons and Rite Aid locations around the US that are working to personalize my family’s nutrition and health. So all the convenience of our local grocery store and pharmacy will be available when I travel across the country.

Wherever I go, I’ll have a so many easy ways to connect. I can contact the clinic, the pharmacist, and a pharmacy team member from any of my devices or at any store location. And they coordinate everything for me, making sure my prescriptions, diet and even my household products are working together to make me and my family healthier.

And here’s my favorite part: together, Albertsons and Rite Aid will not only save me precious time, they will help me save money too. I’ll have rewards and valuable offers tailored just for me on everything I need to live and eat healthy. And by joining millions of members under an integrated loyalty program, I save even more, especially on my prescriptions. I love that.

My parents, my kids, and my whole family will benefit from Albertsons and Rite Aid coming together to create a leader in food, health, and wellness.

I’ll have more time, more options, and a little extra money in my pocket to spend on the things that not only make me healthy, but make me happy too.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Albertsons Companies, Inc. (“ACI”) and Rite Aid Corporation (“Rite Aid”) and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward looking statements.  Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement.  The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.  Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of ACI and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or ACI; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of ACI and Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 4, 2017 filed with the SEC on March 4, 2017, the Company’s registration statement on Form S-4 filed with the SEC on June 28, 2017, the Company’s quarterly reports on Form 10-Q filed with the SEC on August 1, 2017, October 23, 2017 and January 1, 2018,  the Form S-4 that will be filed with the SEC by ACI in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and ACI, Rite Aid, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed strategic combination involving Rite Aid and ACI, Rite Aid and ACI  intend to file relevant materials with the SEC, including that ACI will file a registration statement on Form S-4 that will include a proxy statement/prospectus to be distributed to Rite Aid stockholders.  Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s Web site (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s Web site (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention:  Senior Director, Treasury Services & Investor Relations.  Copies of documents filed with the SEC by ACI will be made available, free of charge, at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, ACI and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of ACI will be set forth in the Form S-4. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.